# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Spark I Acquisition Corp, CIK 0001884046
CUSIP: G8316B100
Title of class of securities: Class A ordinary shares, par value $0.0001 par value
Address of issuer's principal executive offices: 3790 EL CAMINO REAL, UNIT #570, PALO ALTO, California (CA), 94306
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-001489
Filed by CIK 0001167557

## Reporting persons
- AQR Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 437,689; sole dispositive power 0; shared dispositive power 437,689; aggregate amount beneficially owned 437,689 (7.02% of the class)
- AQR Capital Management Holdings, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 437,689; sole dispositive power 0; shared dispositive power 437,689; aggregate amount beneficially owned 437,689 (7.02% of the class)
- AQR Arbitrage, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 437,689; sole dispositive power 0; shared dispositive power 437,689; aggregate amount beneficially owned 437,689 (7.02% of the class)
- AQR Global Alternative Investment Offshore Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 359,806; sole dispositive power 0; shared dispositive power 359,806; aggregate amount beneficially owned 359,806 (5.77% of the class)
- AQR Capital Management GP Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 359,806; sole dispositive power 0; shared dispositive power 359,806; aggregate amount beneficially owned 359,806 (5.77% of the class)

## Item 1. Issuer
Name of issuer: Spark I Acquisition Corp
Address of issuer's principal executive offices:
3790 EL CAMINO REAL, UNIT #570, PALO ALTO, CALIFORNIA
94306

## Item 2. Person Filing
Name of person filing:
AQR Capital Management, LLC

AQR Capital Management Holdings, LLC

AQR Arbitrage, LLC

AQR Global Alternative Investment Offshore Fund, L.P.

AQR Capital Management GP Ltd.
Address of principal business office or, if none, residence:
ONE GREENWICH PLAZA
SUITE 130
Greenwich, Connecticut
06830
Citizenship:
AQR Capital Management, LLC - UNITED STATES

AQR Capital Management Holdings, LLC - UNITED STATES

AQR Arbitrage, LLC - UNITED STATES

AQR Global Alternative Investment Offshore Fund, L.P. - CAYMAN ISLANDS

AQR Capital Management GP Ltd. - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 437,689
Percent of class: 7.02
Sole power to vote or to direct the vote:
AQR Capital Management, LLC - 0

AQR Capital Management Holdings, LLC - 0

AQR Arbitrage, LLC - 0

AQR Global Alternative Investment Offshore Fund, L.P. - 0

AQR Capital Management GP Ltd. - 0
Shared power to vote or to direct the vote:
AQR Capital Management, LLC - 437,689

AQR Capital Management Holdings, LLC - 437,689

AQR Arbitrage, LLC - 437,689

AQR Global Alternative Investment Offshore Fund, L.P. - 359,806

AQR Capital Management GP Ltd. - 359,806
Sole power to dispose or to direct the disposition:
AQR Capital Management, LLC - 0

AQR Capital Management Holdings, LLC - 0

AQR Arbitrage, LLC - 0

AQR Global Alternative Investment Offshore Fund, L.P. - 0

AQR Capital Management GP Ltd. - 0
Shared power to dispose or to direct the disposition:
AQR Capital Management, LLC - 437,689

AQR Capital Management Holdings, LLC - 437,689

AQR Arbitrage, LLC - 437,689

AQR Global Alternative Investment Offshore Fund, L.P. - 359,806

AQR Capital Management GP Ltd. - 359,806

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
AQR Capital Management Holdings, LLC, AQR Capital Management, LLC, AQR Arbitrage, LLC, AQR Global Alternative Investment Offshore Fund, L.P., and AQR Capital Management GP Ltd. hereby agree that this Schedule 13G is filed on behalf of each of the parties.

AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. AQR Arbitrage, LLC is deemed to be controlled by AQR Capital Management, LLC. AQR Capital Management, LLC, and AQR Arbitrage, LLC act as investment manager to AQR Global Alternative Investment Offshore Fund, L.P. AQR Capital Management GP Ltd. is the general partner of AQR Global Alternative Investment Offshore Fund, L.P.

## Signatures
- AQR Capital Management, LLC: Henry Parkin, Authorized Signatory (08/14/2026)
- AQR Capital Management Holdings, LLC: Henry Parkin, Authorized Signatory (08/14/2026)
- AQR Arbitrage, LLC: Henry Parkin, Authorized Signatory (08/14/2026)
- AQR Global Alternative Investment Offshore Fund, L.P.: Henry Parkin, Authorized Signatory (08/14/2026)
- AQR Capital Management GP Ltd.: Henry Parkin, Authorized Signatory (08/14/2026)